EXHIBIT 99.1

Golar LNG Partners L.P. preliminary fourth quarter and financial year 2018 results

Highlights

      ·         Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP ("Golar Partners" or "the Partnership") generated operating income of $31.8 million for the fourth quarter of 2018.

      ·         After accounting for $27.5 million of non-cash interest rate swap losses, the Partnership reported a net loss attributable to unit holders of $19.0 million for the fourth quarter.

      ·         Generated distributable cash flow1 of $34.4 million for the fourth quarter resulting in a distribution coverage ratio1 of 1.20.

      ·         Completed dry-dock and modifications of FSRU Golar Freeze and repositioned vessel to new contract location in Jamaica.

      ·         Achieved 100% utilization of carrier Golar Mazo.

      ·         Methane Princess completed dry-dock and recommenced its charter to Shell.

Subsequent Events

      ·         Charterers of FSRU Golar Igloo exercised option to extend charter for 1-year.

      ·         Charterers of the LNG carrier Golar Grand exercised option to extend charter by 1-year.

      ·         Declared a distribution for the fourth quarter of $0.4042 per unit.

Financial Results Overview

Golar Partners reports a net loss attributable to unit holders of $19.0 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $31.8 million for the fourth quarter of 2018 ("the fourth quarter" or "4Q"), as compared to net income attributable to unit holders of $49.0 million and operating income of $62.0 million for the third quarter of 2018 ("the third quarter" or "3Q") and net income attributable to unit holders of $25.4 million and operating income of $40.5 million for 4Q 2017.

Consolidated GAAP Financial Information
(USD '000)	Q4 2018	Q3 2018	Q4 2017
Total Operating Revenue	80,003	108,232	90,113
Vessel Operating Expenses	(15,869)	(16,372)	(15,384)
Voyage and Commission Expenses	(3,981)	(2,312)	(2,220)
Administrative Expenses	(4,669)	(2,944)	(5,456)
Operating Income	31,843	62,011	40,497
(Losses) / Gains on Derivative Instruments	(26,168)	11,338	9,930
Net (Loss) / Income attributable to Golar LNG Partners LP Owners	(18,969)	48,964	25,355

Non-GAAP Financial Information[1]
(USD '000)	Q4 2018	Q3 2018	Q4 2017
Interest Income	1,257	1,622	3,079
Interest Expense	(29,670)	(27,465)	(18,446)

Adjusted Net Debt	1,578,191	1,579,441	1,069,228

Segment Information[2]
	Q4 2018				Q3 2018				Q4 2017
(in thousands)	FSRU**	LNG Carrier**	FLNG*	Total	FSRU**	LNG Carrier**	FLNG*	Total	FSRU**	LNG Carrier**	Total
Total Operating Revenues	62 ,519	17 ,484	26 ,018	106 ,021	96 ,836	11 ,396	23 ,736	131 ,968	64 ,137	25 ,976	90 ,113
Voyage and Commission Expenses	(3 ,240)	(741)	221	(3 ,760)	(1 ,146)	(1 ,166)	(655)	(2 ,967)	(1 ,692)	(528)	(2 ,220)
Vessel Operating Expenses	(9 ,981)	(5 ,888)	(4 ,785)	(20 ,654)	(10 ,317)	(6 ,055)	(5 ,049)	(21 ,421)	(10 ,627)	(4 ,757)	(15 ,384)
Administrative Expenses	(2 ,905)	(1 ,764)	(243)	(4 ,912)	(1 ,810)	(1 ,134)	(1 ,063)	(4 ,007)	(3 ,548)	(1 ,908)	(5 ,456)
EBITDA	46 ,393	9 ,091	21 ,211	76 ,695	83 ,563	3 ,041	16 ,969	103 ,573	48 ,270	18 ,783	67 ,053

 ** Administrative expenses are allocated to the FRSU and LNG carrier segment based on the number of vessels.* Relates to the attributable earnings of our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

Total operating revenues including the Partnership's effective share of operating revenues from FLNG Hilli Episeyo decreased from $132.0 million in 3Q to $106.0 million in 4Q. Of the $26.0 million decrease, $35.6 million is related to a reduction in revenues recognized in respect of a prior contract for the Golar Freeze. Although October 2018 - April 2019 revenues in respect of this contract were recognized in 3Q, cash payments will continue to be received through to April 2019. Mitigating the reduction in recognized revenue for Golar Freeze was an additional $5.2 million earned by the Golar Mazo which was on hire throughout the quarter, a further $2.3 million in respect of the Partnership's interest in FLNG Hilli Episeyo which was owned for a full quarter, and $1.2 million additional revenue in respect of the Methane Princess which spent a smaller portion of the quarter completing a dry-dock that commenced in 3Q.

Of the $0.8 million increase in 4Q voyage and commission expenses, $1.5 million is attributable to bunkers consumed whilst positioning the Golar Freeze from dry-dock to her new contract location in Jamaica. This was offset by $0.9 million of savings in fuel consumption as a result of improvements in the operational efficiency of Hilli Episeyo.

Savings across each of the Partnership's three business segments resulted in 4Q vessel operating expenses decreasing $0.8 million to $20.7 million whilst finalization of annual management fees was a key driver behind a $0.9 million increase in 4Q Administrative expenses to $4.9 million.

Interest income at $1.3 million in 4Q is $0.4 million lower than 3Q, as interest income on the $177.2 million prepayment in respect of Hilli Episeyo ceased to be receivable after closing of the acquisition on July 12. Inclusive of the Partnership's share of interest expense relating to Hilli Episeyo, interest expense increased $2.2 million to $29.7 million in 4Q. Interest on $50 million drawn against a revolving credit facility during the quarter together with an additional 12 days interest on the Partnership's share of Hilli Episeyo debt account for the increase.

Non-cash interest rate swap losses following a decrease in 2-5 year interest swap rates contributed to a $27.5 million 4Q loss on derivative instruments, compared to a 3Q gain of $10.4 million.

As a result of the foregoing, 4Q distributable cash flow1 increased $5.1 million to $34.4 million compared to $29.3 million in 3Q.  As anticipated the distribution coverage ratio1 increased, from 1.02 in 3Q to 1.20 in 4Q.

Commercial Review

Lessons learned from gas shortages and last minute buying at the end of 2017 meant that China entered the winter buying market earlier in 2018. Milder than expected temperatures subsequently resulted in a slower than anticipated inventory drawdown with high or full North Eastern terminals delaying a number of vessel discharges and requiring that others slow steam. The resultant increase in congestion together with a steady stream of new cargoes quickly absorbed all available ships, driving LNG carrier rates to all-time high levels in November. Drawdown of LNG as a result of cooling December temperatures then allowed vessels to discharge and speed up, adding some slack to the tight shipping availability. Despite record December LNG imports into Northeast Asia, falling Brent prices, strong European gas prices and milder weather prevented the arbitrage window from opening. The shipping balance lengthened and both rates and utilization subsequently declined as a result. Rates have continued to soften into 1Q 2019 when around half of the 2019 newbuild vessels are scheduled to deliver.

The Partnership's forward view of the market remains bullish despite current volatility.  Vessel deliveries are expected to slow by approximately 20% from record levels of around 49 in 2018 to around 39 in 2019. Of the 2019 deliveries, most are scheduled to deliver in the first half of the year and only 5 are uncontracted. At the same time, new liquefaction capacity ramps up at close to its fastest pace in history with approximately 35mtpa of new LNG scheduled to come on line in 2019 versus 30mtpa in 2018. Most of this new liquefaction will originate from the US, close to doubling their current nameplate export capacity and further increasing ton-miles. Around 35 vessels and a further 20mtpa of new, predominantly US-source, LNG is scheduled to deliver in 2020. Leading brokers are forecasting a 10+ vessel shortfall at the end of 2019, increasing to more than 20 at the end of 2020.

Both Golar Maria and Golar Mazo reported 100% utilization for 4Q. Golar Maria's 10-month charter will expire in early 3Q 2019. The Golar Mazo completed its most recent charter in mid-February.  Although the carrier market is expected to tighten and strengthen significantly over the course of 2019-2020, periods of volatility and seasonality can be expected to persist. Despite this the backdrop remains positive for all vessel classes and a number of interesting opportunities that require modern steam vessels have emerged.  These include potential sales, FSU, FSRU conversions and multi-vessel long-term carrier requirements.

The FSRU Golar Freeze arrived offshore Jamaica on December 11. Hire at the full rate under the vessel's 15-year charter is expected to commence early in 2Q and generate annual contracted revenues less forecasted operating costs of between $18 and $22 million.

Kuwait National Petroleum Company ("KNPC"), charterers of the FSRU Golar Igloo, extended the 2018 regas season to include December and subsequently elected to exercise their option to extend the charter by a further year, covering the 2019 regas season. After its scheduled five-year dry-dock, the vessel returned to Kuwait in late February to commence its 6th regas season.  Annual EBITDA from this contract is expected to be in line with the prior year.

Charterers of the Golar Grand, cognizant of the strong underlying shipping market, have also exercised the first of their one-year extension options. The option rate between May 2019 and May 2020 will represent a material improvement on the initial 2-year rate.

Operational Review

Two of the Partnership's vessels completed scheduled dry-dockings during 4Q.  On October 20, modifications and works to allow the FSRU Golar Freeze to remain in service for up to 15 years in Jamaica without dry-dock were completed. The vessel then slow steamed to Jamaica, arriving on December 11.  Hire payments from the vessel's former charterer continued to be received throughout the quarter.  Dry-dock of the LNG carrier Methane Princess, initiated in 3Q, was also completed during October.  After allowing for gas up/cool down, 20 days off-hire was recorded in 4Q.

Having recognized all remaining hire during 3Q in respect of Golar Freeze's former contract, the vessel was treated as being off-hire for the purposes of calculating 4Q utilization. Taking this and the dry-dock of Methane Princess into account, utilization of 86% was recorded for 4Q.  This compares to 74% in 3Q.

Financing and Liquidity

As of December 31, 2018, Golar Partners had cash and cash equivalents of $96.6 million.  The Partnership also has a $25.0 million undrawn credit facility.  Including the Partnership's $455.3 million share of debt in respect of FLNG Hilli Episeyo, total Adjusted Net Debt1 as at December 31, 2018 was $1,578.2 million. 4Q 2018 EBITDA1, including $21.2 million in respect of FLNG Hilli Episeyo, amounts to $76.7 million. Based on the above Adjusted Net Debt1 amount and annualized1 4Q 2018 EBITDA1, Golar Partners' Adjusted Net Debt1 to EBITDA1 ratio was 5.1. As of December 31, 2018, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,783 million (including swaps with a notional value of $400.0 million in connection with the Partnership's bonds and $455.3 million in respect of Hilli Episeyo) representing approximately 104% of total debt and capital lease obligations, including assumed debt in respect of Hilli Episeyo, net of long-term restricted cash.

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.2% with an average remaining period to maturity of approximately 4.6 years as of December 31, 2018.

Inclusive of Hilli Episeyo related debt, outstanding bank debt as of December 31, 2018 was $1,338.4 million, which had average margins, in addition to LIBOR, of approximately 2.19%. The Partnership also has a 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. The 2020 maturing $150.0 million Norwegian USD bond, which currently trades close to par represents the Partnership's next scheduled debt maturity.

Corporate and Other Matters

During the quarter, Golar Partners repurchased and subsequently cancelled 395,094 units at a cost of $4.5 million under its $50 million unit repurchase program.  As of December 31, 2018, there were 70,891,755 common and general partner units outstanding in the Partnership. Of these, 22,662,977, including 1,436,391 general partner units, were owned by Golar, representing a 32% interest in the Partnership.

On January 31, 2019, Golar Partners declared an unchanged distribution for the fourth quarter of $0.4042 per unit. This distribution was paid on February 14, 2019 to common and general partner unitholders of record on February 11, 2019. The distribution was paid on total units of 70,891,755.

A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 November through to 14 February was also declared. This was paid on February 15, 2019 to all Series A preferred unitholders of record on February 12, 2019.

Total outstanding options as at December 31, 2018 were 99,000.

Outlook

Distribution coverage for 1Q 2019 will be negatively impacted by the scheduled two months seasonal downtime of FSRU Golar Igloo, some idle time in respect of Golar Mazo and normalized fuel consumption costs in respect of the FLNG Hilli Episeyo.

FSRU Golar Igloo's strong operating performance, having maintained 100% uptime for the duration of its initial 5-year contract, will have reflected positively on Golar Partners and likely contributed to KNPC's decision to exercise their option to extend the contract to the end of 2019. This contract extension is now commencing. The Partnership looks forward to maintaining this positive relationship and to participating in tenders for future short-term contract extensions in Kuwait.

The new distribution level is based on conservative assumptions for vessels without long-term contracts and the balance sheet remains strong.  Opportunities to grow the distribution without acquisition exist in the event that new employment is secured for the FSRU Golar Spirit or if long-term shipping rates outperform the Partnership's modest assumptions.

The underlying LNG market growth story remains robust with annual demand growth of close to 10%, driven mainly by consumers wish for cheaper and cleaner energy.  A significant portion of this demand is expected to be satisfied through the substitution of oil and coal by gas.  This demand case is generating additional commercial enquiries to Golar LNG, which in turn can be expected to translate into more long-term contracts that create a solid line of investment prospects for the Partnership. However, even with a balanced capital structure the Partnership will continue to depend on a stronger equity currency for future acquisitions to be accretive.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners' operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners' control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·         our continued ability to enter into long-term time charters, including our ability to re-charter FSRUs and carriers following the termination or expiration of their time charters;

·         our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·         our ability to maintain cash distributions and the amount of any such distributions;

·         market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNG) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;

·         the ability of Golar LNG Partners LP ("Golar Partners," "we," "us" and "our") and Golar LNG Limited ("Golar") to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·         our ability to realize the expected benefits from the Jamaica FSRU Project;

·         our ability to consummate the potential acquisition of additional common units in Golar Hilli LLC, the disponent owner of the Hilli Episeyo, or the FSRU Golar Nanook;

·         our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:

·         the future share of earnings relating to the Hilli Episeyo, which is accounted for under the equity method;

·         our anticipated growth strategies;

·         the effect of a worldwide economic slowdown;

·         turmoil in the global financial markets;

·         fluctuations in currencies and interest rates;

·         general market conditions, including fluctuations in charter hire rates and vessel values;

·         changes in commodity prices;

·         the liquidity and creditworthiness of our charterers;

·         changes in our operating expenses, including dry-docking and insurance costs and bunker prices;

·         our future financial condition or results of operations and future revenues and expenses;

·         the repayment of debt and settling of interest rate swaps;

·         our and Golar's ability to make additional borrowings and to access debt and equity markets;

·         planned capital expenditures and availability of capital resources to fund capital expenditures;

·         our ability to maintain long-term relationships with major LNG traders;

·         our ability to leverage the relationships and reputation of Golar and Golar Power Limited (or Golar Power) in the LNG industry;

·         our ability to purchase vessels from Golar and Golar Power in the future;

·         timely purchases and deliveries of newbuilding vessels;

·         future purchase prices of newbuildings and secondhand vessels;

·         our ability to compete successfully for future chartering and newbuilding opportunities;

·         acceptance of a vessel by its charterer;

·         termination dates and extensions of charters;

·         the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;

·         availability of skilled labor, vessel crews and management;

·         our general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·         the anticipated taxation of our partnership and distributions to our unitholders;

·         challenges by authorities to the tax benefits we previously obtained;

·         estimated future maintenance and replacement capital expenditures;

·         our and Golar's ability to retain key employees;

·         customers' increasing emphasis on environmental and safety concerns;

·         potential liability from any pending or future litigation;

·         potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·         our business strategy and other plans and objectives for future operations; and

·         other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the "SEC").

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

February 27, 2019

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Executive and Chief Financial Officer

Stuart Buchanan - Head of Investor Relations

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Attachment

  Preliminary fourth quarter and financial year 2018 results.pdf (https://resource.globenewswire.com/Resource/Download/4fd4af47-d25f-4f39-bf3b-18aebaf49836)